

Mail Stop 3561

November 13, 2009

Ms. Ting Zheng
Chief Executive Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re:** **China Cord Blood Corporation**
> **Form F-1/A**
> **Filed October 29, 2009**
> **File No. 333-161602**

Dear Ms. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form F-1/A filed November 9, 2009

General

1. Please provide the pricing information and other disclosure that is not permitted to be omitted pursuant to Rule 430A. See Item 501 of Regulation S-K.

<u>Notes to the Consolidated Financial Statements for the Three Months Ended June 30, 2008
and 2009, page F-8</u>

<u>Note 27 Unaudited pro forma net income per share information, page F-35</u>

2.   We note from your response to comment 2 of our letter dated November 5, 2009
        that you believe that the estimation of the historical fair value of your ordinary
        shares involved assumptions which are not factually supportable. We note on page
        62 that you estimated the fair value of ordinary shares with reference to the most
        recent sale of shares by a shareholder to an unrelated third party. We believe that
        such an estimate of the fair value of your ordinary shares provides sufficient factual
        support for purposes of computing the dilutive effect of outstanding securities.
        Therefore, please revise to disclose pro forma diluted net income per share.

<u>Part II Information Not Required in the Prospectus, page II-1</u>

<u>Item 7. Recent sales of unregistered securities, page II-1</u>

3.   We note your revised disclosure on page II-1 and response to prior comment four.
        It appears that no Form D was filed for the promissory note transaction. Please
        advise.

<u>Item 9. Undertakings, page II-3</u>

4.   Please provide all appropriate undertakings required by Item 512 of Regulation S-
        K. See Item 512(i) of Regulation S-K.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time

of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Norwood Beveridge
     Fax: (212) 202-7829